Consent of Independent Registered Public Accounting Firm

The Board of Directors of Enterra Energy Corp. as Administrator of Enterra Energy Trust

We consent to:

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the inclusion in this annual report on Form 40-F and the incorporation by reference in the Registration Statement on Form F-10 (File No. 333-151538) of our auditors' report dated March 25, 2010 on the consolidated balance sheets of Enterra Energy Trust ("the Trust") as at December 31, 2009 and 2008, and the consolidated statements of income (loss) and comprehensive income (loss), deficit and cash flows for each the years then ended;

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the inclusion in this annual report on Form 40-F and the incorporation by reference in the Registration Statement on Form F-10 (File No. 333-151538) of our auditors’ report dated March 25, 2010 on the reconciliation of the consolidated financial statements to United States generally accepted accounting principles; and

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the inclusion in this annual report on Form 40-F of our Report of Independent Registered Public Accounting Firm dated March 25, 2010 on the effectiveness of internal control over financial reporting as of December 31, 2009.

We also consent to the reference to our firm under the heading “Interest of Experts” in the Registration Statement on Form F-10 (File No. 333-151538).

Signed “KPMG LLP”

Chartered Accountants
Calgary, Canada
March 29, 2010